Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132911

1,120,000 Units
Accelerated Return Notes[SM]
Linked to the Select Sectors Index Basket
due January 21, 2010
$10 principal amount per unit
Term Sheet No. 3148

Merrill Lynch & Co., Inc.

Pricing Date	*October 30, 2008*
Settlement Date	*November 10, 2008*
Maturity Date	*January 21, 2010*
CUSIP No.	*59025F475*

Accelerated Return Notes[SM]

- *3-to-1 upside exposure, subject to a cap of 28.8%*
- *A maturity of approximately 14 months*
- *1-to-1 downside exposure, with no downside limit*
- *No periodic interest payments*
- *The Notes will not be listed on any securities exchange*
- *The Notes are not guaranteed or insured by the FDIC*

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” and “Additional Risk Factors” on page TS-5 of this term sheet and “Risk Factors” beginning on page PS-4 of product supplement ARN-4.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$11,200,000
Underwriting discount	$0.20	$224,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$10,976,000

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“ARNs®” is a registered service mark of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “Standard & Poor’s 500®”, “S&P 500®” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

Merrill Lynch & Co.

October 30, 2008

Summary

The Accelerated Return NotesSM Linked to the Select Sectors Index Basket due January 21, 2010 (the “Notes”) are senior unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) and are not guaranteed or insured by the Federal Deposit Insurance Corporation (“FDIC”) or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of ML&Co. The Notes provide a leveraged return for investors, subject to a cap, if the level of the Select Sectors Index Basket (the “Basket”) increases moderately from the Starting Value of the Basket, which was set to 100.00 on October 30, 2008, the date the Notes were priced for initial sale to the public (the “Pricing Date”), to the Ending Value of the Basket, determined on the Calculation Days shortly prior to the maturity date of the Notes. Investors must be willing to forgo interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Public Offering Price of the Notes.

The Basket is comprised of the Health Care Select Sector Index and the Consumer Staples Select Sector Index (each, a “Basket Component Index” and together, the “Basket Component Indices”). Each Basket Component Index was weighted 50% on the Pricing Date. With the Starting Value of the Basket being set to 100.00, the weighting assigned to each Basket Component Index initially resulted in an equal contribution to the value of the Basket on the Pricing Date.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Capped Value of 28.8%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of a direct investment in the stocks included in the Basket, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations (rounded to two decimal places), including the Capped Value of $12.88.

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value:                    100.00

Hypothetical Ending Value:  80.00

$10 ×	(80.00)	= $8.00
100.00

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 102% of the Starting Value:

Starting Value:                        100.00

Hypothetical Ending Value:    102.00

$10 +	($30 ×	(102.00 – 100.00))	= $10.60
100.00

Payment at maturity (per unit) = $10.60

Example 3—The hypothetical Ending Value is 120% of the Starting Value:

Starting Value:                        100.00

Hypothetical Ending Value:    120.00

$10 +	($30 ×	(120.00 – 100.00))	= $16.00
100.00

Payment at maturity (per unit) = $12.88        (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for the Starting Value of 100.00 and a range of hypothetical Ending Values of the Basket:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit (rounded to two decimal places);
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Basket, which includes an assumed aggregate dividend yield of 2.56% per annum, as more fully described below.

The table below reflects the Capped Value of $12.88.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Basket (1)(2)
50.00	-50.00%	$5.00	-50.00%	-50.27%	-47.46%
60.00	-40.00%	$6.00	-40.00%	-38.42%	-35.72%
70.00	-30.00%	$7.00	-30.00%	-27.68%	-25.04%
80.00	-20.00%	$8.00	-20.00%	-17.80%	-15.21%
90.00	-10.00%	$9.00	-10.00%	-8.61%	-6.05%
92.00	-8.00%	$9.20	-8.00%	-6.84%	-4.30%
94.00	-6.00%	$9.40	-6.00%	-5.10%	-2.56%
96.00	-4.00%	$9.60	-4.00%	-3.38%	-0.84%
98.00	-2.00%	$9.80	-2.00%	-1.68%	0.86%
100.00 (3)	0.00%	$10.00	0.00%	0.00%	2.53%
102.00	2.00%	$10.60	6.00%	4.93%	4.19%
104.00	4.00%	$11.20	12.00%	9.69%	5.83%
106.00	6.00%	$11.80	18.00%	14.31%	7.45%
108.00	8.00%	$12.40	24.00%	18.80%	9.05%
110.00	10.00%	$12.88 (4)	28.80%	22.30%	10.64%
120.00	20.00%	$12.88	28.80%	22.30%	18.34%
130.00	30.00%	$12.88	28.80%	22.30%	25.67%
140.00	40.00%	$12.88	28.80%	22.30%	32.69%
150.00	50.00%	$12.88	28.80%	22.30%	39.42%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from November 10, 2008 to January 21, 2010, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Basket that equals the percentage change in the level of the Basket from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.56% per annum (which equals the weighted average of a dividend yield of 2.36% for the Health Care Select Sector Index and 2.76% for the Consumer Staples Select Index), applied to the level of the Basket at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	The Starting Value was set to 100.00 on the Pricing Date.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value of $12.88.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Basket Component Indices.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Basket.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Basket Component Indices.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Changes in the values of the Basket Component Indices may offset each other.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales of the stocks underlying the Basket Component Indices by us and our affiliates may affect your return.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain. See “Certain U.S. Federal Income Taxation Considerations” below.

In addition to the risk factors, it is important to bear in mind that the Notes are senior debt securities of ML&Co. and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of ML&Co.

Additional Risk Factors

MLPF&S, acting as the Index Compilation Agent, determines the composition of the Select Sector Indices after consultation with Standard & Poor’s

The stocks included in each Select Sector Index, including the Basket Component Indices, are selected by MLPF&S (the “Index Compilation Agent”). The Index Compilation Agent, after consultation with Standard & Poor’s (“S&P”), assigns a company’s stock to a particular Select Sector Index on the basis of the company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500 Index and the selection of replacement stocks to be added to the S&P 500 Index. However, S&P plays only a consulting role in the Select Sector Index assignment of the S&P 500 Index component stocks, which is the sole responsibility of the Index Compilation Agent. The Index Compilation Agent will compile the Select Sector Indices without regard to the Notes. The Index Compilation Agent has no obligation to take the interests of the Note holders into consideration in compiling the Select Sector Indices, including when compiling the Basket Component Indices.

S&P may cause an adjustment to a Basket Component Index in a way that affects its level, and S&P has no obligation to consider your interests

S&P is responsible for calculating and maintaining the S&P 500 Index, from which the stocks included in the Basket Component Indices are selected. S&P can add, delete or substitute the stocks underlying the S&P 500 Index or make other methodological changes that could change the level of the S&P 500 Index and therefore the level of the Basket. You should realize that the changing of companies included in a Basket Component Index may affect such Basket Component Index as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, S&P may alter, discontinue or suspend calculation or dissemination of the S&P 500, any of which could adversely affect the value of the Notes. S&P has no obligation to consider your interests in calculating or revising the S&P 500.

NYSE Euronext, Inc. (“NYSE Euronext”) may discontinue the calculation or dissemination of a Basket Component Index or adjust the methodology for calculating a Basket Component Index in a way that affects its level and NYSE Euronext has no obligation to consider your interests

NYSE Euronext, as a result of its recent acquisition of the American Stock Exchange (“AMEX”), is responsible for calculating and disseminating the Select Sector Indices. NYSE Euronext may make methodological changes that could change the level of a Basket Component Index. Additionally, NYSE Euronext may discontinue or suspend calculation or dissemination of a Basket Component Index which could adversely affect the value of the Notes. NYSE Euronext has no obligation to consider your interests in taking any of the foregoing actions.

We are not aware of any planned changes to the methodology used to calculate the Select Sector Indices or to the dissemination of the Select Sector Indices due to the recent acquisition of AMEX by NYSE Euronext. We cannot, however, guarantee that the acquisition will not result in later changes that could adversely affect the return on the Notes.

Recent Developments

On September 15, 2008, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bank of America Corporation (“Bank of America”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly owned subsidiary of Bank of America will merge with and into ML&Co. with ML&Co. continuing as the surviving corporation and as a wholly owned subsidiary of Bank of America. The merger has been approved by the board of directors of each of ML&Co. and Bank of America and is subject to shareholder votes at both companies.

Upon completion of the merger, each outstanding share of ML&Co. common stock will be converted into the right to receive 0.8595 of a share of Bank of America common stock, and the Bank of America board of directors will be expanded to include three existing directors of ML&Co. The Merger Agreement contains certain termination rights for both ML&Co. and Bank of America. The transaction is expected to close on or after December 31, 2008, subject to shareholder approval and customary closing conditions, including standard regulatory approvals.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Basket will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Basket decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the Capped Value.

▪	You are willing to forgo interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Basket Component Indices with no expectation of dividends or other benefits of owning the underlying securities.

▪

You accept that a trading market for the Notes is not expected to develop. Although MLPF&S, our subsidiary, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including the perceived creditworthiness of ML&Co.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Basket will depreciate from the Starting Value to the Ending Value or that the Basket will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 28.8%.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Basket Component Indices.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

The following definition replaces the definition of “Market Measure Business Day” set forth in product supplement ARN-4:

A “Market Measure Business Day” means a day on which (1) the New York Stock Exchange (the “NYSE”) and the Nasdaq Stock Market (or any successor to the foregoing exchanges) are open for trading and (2) the Market Measure or any successor thereto is calculated and published.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Ending Value of the Notes. The Basket Component Indices are described in the section below. Each Basket Component Index was assigned a weighting on the Pricing Date, as set forth in the table below. With the Starting Value of the Basket being set to 100.00, the weighting assigned to each Basket Component Index resulted in an equal contribution to the value of the Basket on the Pricing Date.

MLPF&S, solely in its capacity as Index Compilation Agent, S&P and NYSE Euronext (together, “the Index Publishers”) have no obligations relating to the Notes or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of holders of the Notes into consideration for any reason. The Index Publishers will not receive any of the proceeds of the offering of the Notes and are not responsible for, and have not participated in, the offering of the Notes and are not responsible for, and will not participate in, the determination or calculation of the payment at maturity due on the Notes. All disclosure contained in this term sheet regarding any Basket Component Index, including without limitation, its make-up, method of calculation and changes in components, has been derived from publicly available information prepared by the Index Publishers. Neither ML&Co. nor MLPF&S have independently verified the accuracy or completeness of that information.

For more information on the Basket, please see the section entitled “The Market Measure—Baskets” in the product supplement ARN-4.

On the Pricing Date, for each Basket Component Index, the Initial Weighting, the closing level, the Multiplier and the initial contribution to the Basket value were as follows:

Basket Component Index	Bloomberg Symbol	Initial Weighting	Closing Level(1)	Multiplier(2)	Initial Basket Level Contribution
Health Care Select Sector Index	IXV	50.00%	266.27	0.18777932	50.00
Consumer Staples Select Sector Index	IXR	50.00%	243.07	0.20570206	50.00
				Starting Value	100.00

(1)	This is the closing level of each Basket Component Index on the Pricing Date.

(2)	The Multiplier equals the Initial Weighting of the Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on the Pricing Date and rounded to eight decimal places.

The Calculation Agent will calculate the value of the Basket by summing the products of the closing level for each Basket Component Index on a Calculation Day and the Multiplier applicable to such Basket Component Index.

While historical information on the Basket did not exist before the Pricing Date, the following graph sets forth the hypothetical monthly historical performance of the Basket in the period from January 2003 through September 2008, based upon month-end historical levels of each Basket Component Index, the Multipliers and a Basket value of 100.00 on the Pricing Date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease at any time over the term of the Notes.

The Basket Component Indices

The Select Sector Indices

The Select Sector Indices are sub-indices of the S&P 500 Index. Each stock in the S&P 500 Index is allocated to only one Select Sector Index, and the combined companies of the nine Select Sector Indexes represent all of the companies in the S&P 500 Index. The industry indexes are sub-categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index. The nine Select Sector Indices, with the approximate percentage of the market capitalization of the S&P 500 Index included in each sector as of September 30, 2008 indicated in parentheses, are: Consumer Discretionary (8.5%); Consumer Staples (12.2%); Energy (13.4%); Financials (15.8%); Health Care (13.1%); Industrials (11.1%); Technology (19.0%); Materials (3.4%) and Utilities (3.6%). MLPF&S, acting as the Index Compilation Agent, determines the composition of the Select Sector Indices after consultation with S&P.

Each Select Sector Index was developed and is maintained in accordance with the following criteria:

•	Each of the component stocks in a Select Sector Index (the “Component Stocks”) is a constituent company of the S&P 500 Index.

•

The nine Select Sector Indexes together will include all of the companies represented in the S&P 500 Index and each of the stocks in the S&P 500 Index will be allocated to one and only one of the Select Sector Indices.

•

The Index Compilation Agent, assigns each constituent stock of the S&P 500 Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P, assigns a company’s stock to a particular Select Sector Index on the basis of such company’s sales and earnings composition and the sensitivity of the company’s stock price and business results to the common factors that affect other companies in each Select Sector Index.

•

Each Select Sector Index is calculated by NYSE Euronext using a modified “market capitalization” methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of such Select Sector Index. Under certain conditions, however, the number of shares of a component stock within the Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

Each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500 Index, using a base–weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies NYSE Euronext that a Component Stock’s Select Sector Index assignment should be changed, NYSE Euronext will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indexes on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently.

Component Stocks removed from and added to the S&P 500 Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500 Index insofar as practicable.

The Health Care Select Sector Index

The Health Care Select Sector Index (IXV) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 Index and are involved in health care services. Health care services include pharmaceuticals, health care providers and services, health care equipment and supplies, biotechnology, life sciences tools and services and health care technology. The Health Care Select Sector Index, which serves as the benchmark for the Health Care Select Sector SPDR Fund (XLV), was established with a value of 250.00 on June 30, 1998.

The following graph sets forth the monthly historical performance of the Health Care Select Sector Index in the period from January 2003 through September 2008. This historical data on the Health Care Select Sector Index is not necessarily indicative of the future performance of the Health Care Select Sector Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Health Care Select Sector Index during any period set forth below is not an indication that the Health Care Select Sector Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Health Care Select Sector Index was 266.27.

The Consumer Staples Select Sector Index

The Consumer Staples Select Sector Index (IXR) is a modified market capitalization-based index intended to track the movements of companies that are components of the S&P 500 Index and are involved in the development or production of consumer products. Consumer staples include cosmetic and personal care, pharmaceuticals, soft drinks, tobacco, and food products. The Consumer Staples Select Sector Index, which serves as the benchmark for the Consumer Staples Select Sector SPDR Fund (XLP), was established with a value of 250.00 on June 30, 1998.

The following graph sets forth the monthly historical performance of the Consumer Staples Select Sector Index in the period from January 2003 through September 2008. This historical data on the Consumer Staples Select Sector Index is not necessarily indicative of the future performance of the Consumer Staples Select Sector Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Consumer Staples Select Sector Index during any period set forth below is not an indication that the Consumer Staples Select Sector Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Consumer Staples Select Sector Index was 243.07.

The S&P 500 Index

All disclosure contained in this term sheet regarding the S&P 500 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”). ML&Co. and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the S&P 500 Index or any successor index.

Standard & Poor’s publishes the S&P 500 Index. The S&P 500 Index is maintained by the S&P Index Committee, a team of Standard & Poor’s economists and index analysts, who meet on a regular basis. The goal of the S&P Index Committee is to ensure that the S&P 500 Index remains a leading indicator of U.S. equities, reflecting the risk and return characteristics of the broader large market capitalization segment of the market on an on-going basis. The S&P Index Committee also monitors constituent liquidity to ensure efficient portfolio trading while keeping index turnover to a minimum.

The calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500 Index: 1) Consumer Discretionary; 2) Consumer Staples; 3) Energy; 4) Financials; 5) Health Care; 6) Industrials; 7) Information Technology; 8) Materials; 9) Telecommunication Services; and 10) Utilities.

Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above. Relevant criteria for index additions include:

•	U.S. Company. Determining factors include location of the company’s operations, its corporate structure, its accounting standards and its exchange listings;

•	Market Capitalization. Companies with market capitalization in excess of US$4 billion. This minimum is reviewed from time to time to ensure consistency with market conditions;

•	Public Float. There must be public float of at least 50%;

•

Financial Viability. Companies should have four consecutive quarters of positive as-reported earnings, where as-reported earnings are defined as GAAP Net Income excluding discontinued operations and extraordinary items;

•

Adequate Liquidity and Reasonable Price. The ratio of annual dollar value traded to market capitalization for the company should be 0.30 or greater. Very low stock prices can affect a stock’s liquidity;

•

Sector Representation. Companies’ industry classifications contribute to the maintenance of a sector balance that is in line with the sector composition of the universe of eligible companies with market capitalization in excess of US$4 billion; and

•

Company Type. Constituents must be operating companies. Closed-end funds, holding companies, partnerships, investment vehicles and royalty trusts are not eligible. Real Estate Investment Trusts (REITs) (excluding mortgage REITs) and business development companies (BDCs) are eligible for inclusion.

Continued index membership is not necessarily subject to these guidelines. The S&P Index Committee aims to minimize unnecessary turnover in index membership and each removal is determined on a case-by-case basis. Relevant criteria for index removals include:

•	Companies that substantially violate one or more of the criteria for index inclusion; and

•	Companies involved in merger, acquisition, or significant restructuring such that they no longer meet the inclusion criteria.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, the calculation of the Ending Value will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes.

Computation of the S&P 500 Index

While Standard & Poor’s currently employs the following methodology to calculate the S&P 500 Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the amount an investor receives on the maturity date of the Notes.

Historically, the market value of any underlying stocks included in the S&P 500 Index was calculated as the product of the market price per share and the number of the then outstanding shares of that underlying stock. In March 2005, Standard & Poor’s began shifting the S&P 500 Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500 Index to full float adjustment on September 16, 2005. Standard & Poor’s criteria for selecting stocks for the S&P 500 Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500 Index (i.e., its market value).

The goal of float adjustment is to distinguish strategic shareholders, whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company, from those holders whose investments depend on the stock’s price and their evaluation of the company’s future prospects. Shareholders concerned with control of a company include board members, founders and owners of large blocks of stock. Likewise, holdings of stock in one corporation by another corporation are normally for control, not investment, purposes. Normally government holdings are not investments made because a stock is expected to appreciate or the government entity is managing its excess funds through equity investments.

Share owners acting as investors will consider changes in the stock’s price, earnings or the company’s operations as possible reasons to buy or sell the stock. They hold the stock because they expect it to appreciate in value and believe the stock offers better risk and return opportunities than other investments. Further, a sharp rise or fall in the stock’s price could be a reason to adjust their positions. Mutual funds, pension plans and other institutional investors are usually in this category. The fact that an institutional investor has held a block of shares for several years is not evidence that the block is being held for control, rather than investment, reasons.

Under float adjustment, the share counts used in calculating the S&P 500 Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Standard and Poor’s defines three groups of shareholders whose holdings are presumed to be for control and are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buy-out groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

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holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group listed above exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 500 Index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing (x) the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by (y) the total shares outstanding. The float-adjusted index is then calculated by dividing (w) the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by (z) the index divisor. For companies with multiple classes of stock, Standard & Poor’s calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500 Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500 Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943 (the “base period”). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed value of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it serves as a link to the original base period level of the S&P 500 Index. The index divisor keeps the S&P 500 Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index.

S&P 500 Index Maintenance

The S&P Index Committee follows a set of published guidelines for maintaining the index. These guidelines provide the transparency required and fairness needed to enable investors to replicate the index and achieve the same performance as the S&P 500 Index.

In order to ensure that the level of the S&P 500 Index remains an accurate barometer of stock market performance over time, it is necessary to adjust the index divisor in response to any change that alters the total market value of the index while holding stock prices constant. Index maintenance—reflecting changes in shares outstanding, capital actions, addition or deletion of stocks to the S&P 500 Index—should not change the level of the index. If the S&P 500 Index closes at 1,250 and one stock is replaced by another, after the market close, the index should open at 1,250 the next morning if all of the opening prices are the same as the previous day’s closing prices. This is accomplished with an adjustment to the divisor.

Divisor adjustments are made “after the close” meaning that after the close of trading the closing prices are used to calculate the new divisor based on whatever changes are being made. It is, then, possible to provide two complete descriptions of the index—one as it existed at the close of trading and one as it will exist at the next opening of trading. If the same stock prices are used to calculate the index levels for these two descriptions, the index levels will be the same.

For cataloging changes, it is useful to separate changes caused by the management of the index from those stemming from corporate actions of the constituent companies. Among those changes driven by index management are adding or deleting companies, adjusting share counts and changes to IWFs and other factors affecting share counts or stock prices.

Index Management Related Changes. When a company is added to or deleted from the S&P 500 Index, the net change in the market value of the index is calculated and this is used to calculate the new divisor. The market values of stocks being added or deleted are based on the prices, shares outstanding, IWFs and any other share count adjustments. Specifically, if a company being added has a total market cap of US$10 billion, an IWF of 85% and, therefore, a float adjusted market cap of US$8.5 billion, the market value for the added company used is US$8.5 billion.

For most S&P indices, there are a few dates during the year when IWFs and share counts are updated. (Typically small changes in shares outstanding are reflected in indices once a quarter to avoid excessive changes to an index.) The revisions to the divisor resulting from these are calculated and a new divisor is determined.

Corporate Action Related Changes. There are a large range of different corporate actions ranging from routine share issuances or buy backs to unusual events like spin-offs or mergers. These are listed on the table below with notes about the necessary changes and whether the divisor is adjusted.

Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines the divisor adjustment.	Yes

Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes

Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No

Spin-off	If the spun-off company is not being added to the index, the divisor adjustment reflects the decline in index market value (i.e., the value of the spun-off unit).	Yes

Spin-off	Spun-off company added to the index, no company removed from the index.	No

Spin-off	Spun-off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes

Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes

Special Dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes

Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Changes in a company’s shares outstanding of 5.0% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.0% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly and are announced on Tuesdays for implementation after the close of trading on Wednesday. Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

Also, changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September when IWFs are reviewed.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included in the S&P 500 Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by the calculation agent, the holders of the Notes or any other person or entity from the use of the S&P 500 Index or any data included in the S&P 500 Index in connection with the rights licensed under the license agreement described in this term sheet or for any other use. Standard & Poor’s makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500 Index or any data included in the S&P 500 Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and MLPF&S have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the Notes, and ML&Co. is an authorized sublicensee of MLPF&S. The license agreement between Standard & Poor’s and MLPF&S provides that the following language must be stated in this term sheet:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to MLPF&S (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

Summary Tax Consequences

You should consider the United States federal income tax consequences of an investment in the Notes, including the following:

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You and ML&Co. agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat the Notes for all tax purposes as pre-paid cash-settled forward contracts linked to the level of the Basket.

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Under this characterization and tax treatment of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain United States federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-4 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Basket. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date.    Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Basket, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement ARN-4) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Basket, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale or exchange. The deductibility of capital losses is subject to certain limitations.

Possible Future Tax Law Changes.    On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code of 1986, as amended, might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for United States federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-4.

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 28, 2008 and March 30, 2007 and the three-month and six-month periods ended June 27, 2008 and June 29, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.’s Quarterly Reports on Form 10-Q for the quarters ended March 28, 2008 (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), and June 27, 2008 (which report included explanatory paragraphs related to the restatement discussed in Note 16 to the condensed consolidated interim financial statements and a number of transactions subsequent to the balance sheet date which are expected to have a material impact on the interim financial statements for the three and nine month periods ended September 26, 2008 discussed in Note 18 to the condensed consolidated interim financial statements), and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-4 dated November 27, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507253700/d424b2.htm

▪	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.